UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 31, 2017

Li3 Energy, Inc.

(Exact name of registrant as specified in its charter)

Nevada	000-54303	20-3061907
(State or Other Jurisdiction	(Commission File	(IRS Employer
of Incorporation)	Number)	Identification Number)

Matias Cousiño 82, Of 806

Santiago de Chile, 8320269

Chile

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code:  +56 (2) 2896-9100

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 8.01 by reference is a copy of the press release issued January 31, 2017 announcing the proposed acquisition by Bearing Resources Ltd. (“Bearing”) of all of the outstanding capital stock of Li3 Energy, Inc. (the “Company”), through the merger of LI Acquisition Corporation, a Nevada corporation and a wholly owned subsidiary of Bearing, with and into the Company, with the Company surviving such merger as a direct wholly owned subsidiary of Bearing (the “Merger”) pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 27, 2017, by and among the Company, Bearing, and LI Acquisition Corporation (the “Merger Agreement”).

Additional Information About the Merger and Disclaimer

The proposed Merger will be submitted to stockholders of the Company for their consideration. The Company and Bearing intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 or S-4 for Bearing that will include a proxy statements for the Company, in connection with the Merger and other matters and the Company will mail the relevant documents to its stockholders as of the record date established for voting on the Merger. The Company’s stockholders and other interested persons are advised to read, once available, the registration statement, the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement, in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve, among other things, the Merger because these documents will contain important information about the Company, Bearing and the Merger. Stockholders may also obtain a copy of the proxy statement, once available, as well as other documents filed with the SEC that will be incorporated by reference in the proxy statement, without charge, at the SEC’s website located at www.sec.gov, on the Company’s website at www.li3energy.com or by directing a request to the Company’s investor relations department at info@li3energy.com. This report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

The Company, Bearing, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information regarding the officers and directors of the Company is set forth in the Company’s annual report on Form 10-K for the year ended June 30, 2016, which was filed with the SEC on October 7, 2016. Additional information regarding the interests of such potential participants will also be included in the registration statement on Form F4 or S-4 (and will be included in the definitive proxy statement/prospectus for the Merger) and other relevant documents when they are filed with the SEC.

Forward Looking Statements

This report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 that may not be based on historical fact, but instead relate to future events, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. All statements other than statements of historical fact included in this release are forward-looking statements, including statements regarding: the ability of Bearing and the Company to consummate the transactions contemplated by the Merger Agreement; the anticipated benefits of the transactions contemplated by the Merger Agreement, including the Merger; and statements regarding the operation of each of the Company and Bearing’s businesses, including the interest in mineral properties to be acquired by virtue of the Merger.

Such forward-looking statements are based on a number of assumptions, including assumptions regarding the ability of the parties to satisfy, in a timely manner, the conditions contained in the Merger Agreement; the successful development and/or commercialization of the Company and Bearing’s respective products, including the receipt of necessary regulatory approvals; general economic conditions; that the parties’ respective businesses are able to operate as anticipated without interruptions; competitive conditions; and changes in laws, rules and regulations applicable to the Company and Bearing. Although management of the Company and Bearing believe that the assumptions made and expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement contained herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained herein and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include: non-completion of the transactions contemplated by the Merger Agreement, including due to the parties failing to receive the necessary shareholder, stock exchange and regulatory approvals or the inability of the parties to satisfy in a timely manner and on satisfactory terms the necessary conditions; the failure to successfully develop or commercialize the parties’ respective products; adverse changes in general economic conditions or applicable laws, rules and regulations; and other factors detailed from time to time in each of the Company and Bearing’s periodic disclosure. All forward-looking statements and information made herein are based on the parties’ current expectations and neither party undertakes an obligation to revise or update such forward looking statements and information to reflect subsequent events or circumstances, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Number	Description
99.1	Press Release issued January 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LI3 ENERGY, INC.

Dated: January 31, 2017	By:	/s/ Luis Saenz
Name: Luis Saenz
Title: Chief Executive Officer